Exhibit 99.15
Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press release
Rio Tinto reaches agreement to sell its Cortez Gold Mine interest for US$1.695 billion plus retained royalty interest
21 February 2008
Rio Tinto has reached agreement on the second sale under its planned programme to divest at least US$15 billion of assets. The Group has signed an agreement to sell its interest in the Cortez gold mine in Nevada, USA to a subsidiary of its joint venture partner, Barrick Gold Corporation.
The Cortez gold mine is a joint venture between Rio Tinto subsidiary Kennecott Explorations (Australia) Ltd (40 per cent) and Barrick subsidiary Barrick Cortez, Inc. (60 per cent). The property is located in Crescent Valley, 75 miles south west of Elko, Nevada and is a complex of several open pit mines. The Cortez joint venture is operated by Barrick Cortez, Inc.
The sale price includes a cash consideration of US$1.695 billion. In addition, Rio Tinto will benefit from a deferred bonus payment in the event of a significant discovery of additional reserves and resources at the Cortez gold mine and will also retain a contingent royalty interest in the future production of the property. There is no financing condition and closing of the transaction is expected to occur in March 2008.
“Just last week we announced the sale of Greens Creek silver, gold, zinc and lead mine in Alaska for US$750 million, so we are on track to achieve almost one quarter of our target of realising asset sales of US$10 billion in 2008. This illustrates that high quality assets will continue to attract financially strong strategic buyers,” said Guy Elliott, chief financial officer of Rio Tinto.
In November 2007, Rio Tinto announced the results of its overall strategic review of the Group’s asset portfolio following its acquisition of Alcan. Options are also being explored to divest Rio Tinto Energy America (coal), Rio Tinto Minerals’ talc business and borates business, Rio Tinto Alcan Packaging, Rio Tinto Alcan Engineered Products, Rio Tinto’s interest in the Northparkes copper mine in Australia and Rio Tinto’s Sweetwater (USA) and Kintyre (Australia) uranium assets.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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About The Cortez Gold Mine
The Cortez Gold Mine, which began operation in 1968, is a joint venture of Kennecott Minerals Company (40 per cent), and Barrick Cortez, Inc. (60 per cent). The operation is located in Crescent Valley, 75 miles southwest of Elko, Nevada. Operated by Barrick Cortez, Inc., the Cortez joint venture is a complex of several open pit mines.
Cortez utilizes carbon-in-leach and oxide heap leach technology for gold recovery. Kennecott’s share of 2007 Cortez gold production was 215,000 ounces of doré. The mill facility includes crushing, grinding, carbon-in-leach and carbon-in-column circuits and gold doré casting.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact: Media Relations, London Media Relations, Australia Christina Mills Ian Head Office: +44 (0) 20 7781 1154 Office: +61 (0) 3 9283 3620 Mobile: +44 (0) 7825 275 605 Mobile: +61 (0) 408 360 101 Nick Cobban Amanda Buckley Office: +44 (0) 20 7781 1138 Office: +61 (0) 3 9283 3627 Mobile: +44 (0) 7920 041 003 Mobile: +61 (0) 419 801 349 Media Relations, US Nancy Ives Mobile: +1 619 540 3751 Investor Relations, London Investor Relations, Australia Nigel Jones Dave Skinner Office: +44 (0) 20 7781 2049 Office: +61 (0) 3 9283 3628 Mobile: +44 (0) 7917 227 365 Mobile: +61 (0) 408 335 309 David Ovington Simon Ellinor Office: +44 (0) 20 7781 2051 Office:+ 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978
Investor Relations, North America Jason Combes Office: +1 (0) 801 685 4535 Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
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